SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER - CHILE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET In real Ch$ million as of September 30, 2006	As of Septembr 30,

	2006	2005

	Ch$ (Millions)	Ch$ (Millions)

ASSETS
CASH	1,023,373.4	1,146,368.3
LOANS
Commercial loans	4,082,361.1	3,654,944.5
Foreign trade loans	656,170.7	584,394.6
Consumer loans	1,692,432.0	1,357,468.1
Mortgage (financed w/ mortgage bonds) loans	525,963.0	709,692.7
Leasing	754,571.7	641,759.8
Contingent loans	963,462.9	893,075.7
Other loans	2,519,304.5	1,959,751.1
Past due loans	88,862.8	118,515.4

Total loans	11,283,128.7	9,919,601.9

Less: Reserves	(160,878.5)	(157,320.8)

Total loans net	11,122,250.2	9,762,281.1

OTHER CREDIT OPERATIONS
Interbank loans	134,609.2	206,085.2
Investment collateral under agreements to repurchase	14,422.1	33,750.3

Total other credit operations	149,031.3	239,835.5

TRADING INSTRUMENTS	671,975.0	1,086,031.1

FINANCIAL INVESTMENTS
Available for sale	602,872.2	327,453.3
Held to maturity	0.0	0.0

Total financial investments	602,872.2	327,453.3

DERIVATIVE CONTRACTS	305,641.2	259,817.2

OTHER ASSETS	521,368.5	655,579.3

FIXED ASSETS
Bank premises and equipment	222,441.1	224,563.4
Investment in companies	6,941.4	6,455.2

Total fixed assets	229,382.5	231,018.6

TOTAL ASSETS	14,625,894.3	13,708,384.4

BANCO SANTANDER - CHILE  AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
In real Ch$ million as of September 30, 2006

	As of Septembr 30,

	2006	2005

	Ch$ (Millions)	Ch$ (Millions)

LIABILITIES & SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS AND OTHER OBLIGATIONS
Demand deposits	1,487,518.3	1,410,929.9
Savings accounts and time deposits	6,867,376.4	5,661,761.9
Other sight accounts	736,463.0	1,019,822.7
Investments sold under agreements to repurchase	73,433.7	171,292.9
Mortgage finance bonds	560,333.8	833,167.0
Contingent liabilities	964,923.7	893,915.1

Total deposits and other obligations	10,690,048.9	9,990,889.5

Bonds
Senior bonds	559,165.0	324,277.5
Subordinated bonds	490,973.8	527,863.7

Total bonds	1,050,138.8	852,141.2

INTERBANK LOANS AND CENTRAL BANK BORROWINGS
Credit lines for renegotiation of loans	5,486.7	7,555.8
Other Banco Central borrowings	184,147.3	179,710.4
Borrowings from domestic financial institutions	3,777.2	2,779.8
Foreign borrowings	924,775.6	870,616.8
Other obligations	43,234.6	43,041.8

Total interbank and Central Bank borrowings	1,161,421.4	1,103,704.6

DERIVATIVE CONTRACTS	307,620.8	257,999.2

OTHER LIABILITIES	228,038.3	432,575.4

TOTAL LIABILITIES	13,437,268.2	12,637,309.9

MINORITY INTEREST	1,489.4	1,636.8

SHAREHOLDERS’ EQUITY
Capital and reserves	965,614.7	879,441.3
Other equity accounts	(3,190.6)	494.6
Net income	224,712.6	189,501.8

Total shareholders’ equity	1,187,136.7	1,069,437.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,625,894.3	13,708,384.4

BANCO SANTANDER - CHILE  AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
For the periods between January 1 and September 30,
In real Ch$ million as of September 30, 2006

	2006	2005

	Ch$ (Millions)	Ch$ (Millions)

INCOME STATEMENT
OPERATING RESULTS
Interest income	915,322.8	719,061.1
Gain from trading and mark-to-market	115,229.9	69,182.1
Fee income	146,415.8	126,137.0
Gain from foreign exchange transactions	0.0	1,588.5
Other operating income	3,511.9	18,667.0

Total operating income	1,180,480.4	934,635.7

LESS:
Interest expense	(439,967.4)	(307,904.6)
Loss from trading and mark-to-market	(37,687.0)	(44,154.7)
Fee expense	(26,071.7)	(23,561.3)
Loss from foreign exchange transactions	(44,248.1)	0.0
Other operating expenses	(28,603.2)	(34,045.7)

Gross operating income	603,903.0	524,969.4

Personnel expenses	(111,604.9)	(106,380.0)
Administrative expenses	(81,005.0)	(75,969.0)
Depreciation and amortizations	(28,613.5)	(28,749.7)

Operating income	382,679.6	313,870.7

Provision expense	(83,507.5)	(48,697.5)

Net operating income	299,172.1	265,173.2

NON-OPERATING RESULTS
Non-operating income	10,128.8	19,287.3
Non-operating expenses	(23,397.7)	(42,290.7)
Income attributable to investments in other companies	868.0	623.5
Price level restatement	(16,262.6)	(12,420.8)

Income before taxes	270,508.6	230,372.5

Income tax expenses	(45,683.7)	(40,671.3)

Income after taxes	224,824.9	189,701.2

Minority interest	(112.3)	(199.4)

Net income	224,712.6	189,501.8

	0.0	0.0

ROBERTO JARA CABELLO Manager of Accounting	OSCAR VON CHRISMAR CARVAJAL CEO

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: November 8, 2006	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel